

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Joseph P. Abbott, Jr.
Executive Vice President and Chief Financial Officer
Houghton Mifflin Harcourt Company
125 High Street
Boston, MA 02110

Re: Houghton Mifflin Harcourt Company
   Form 10-K for Fiscal Year Ended December 31, 2017
   Filed February 22, 2018
   Form 10-Q for Fiscal Quarter Ended September 30, 2018
   Filed November 8, 2018
   File No. 001-36166

Dear Mr. Abbott, Jr.:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Transportation and Leisure